Exhibit 99.1

Enlivex Therapeutics Announces Investor Webinar to Discuss Positive Interim Data from Phase I/II Allocetra™ Trial in Knee Osteoarthritis

Ness-Ziona, Israel – March 4, 2025 – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, is pleased to invite investors to a live investor webinar on March 5, 2025, at 11:00 a.m. ET to discuss the positive interim six-month data from the Phase I stage of its ongoing randomized, multi-country Phase I/II Allocetra™ trial in patients with moderate to severe knee osteoarthritis.

The exclusive event, hosted by RedChip Companies, will feature the Company’s Chief Executive Officer, Oren Hershkovitz Ph.D., who will provide a detailed review of the interim results, which demonstrated a statistically significant 47.0% average reduction in reported pain (P=0.0001) and a 46% improvement in joint function at six months post-treatment. Additionally, 83% of treated patients were still considered responders to treatment at six months, which the Company believes highlights the durability and sustained efficacy of Allocetra™ as a potential breakthrough treatment for osteoarthritis. Importantly, no serious adverse events were reported, reinforcing the favorable safety profile of Allocetra™.

Dr. Hershkovitz commented, “We are excited by these promising interim results, which showcase Allocetra™’s potential to deliver meaningful and sustained, pain relief for patients suffering from moderate to severe knee osteoarthritis. The consistency and durability of the efficacy data—combined with the safety profile—underscore Allocetra™’s promising potential to become a novel treatment in a space with urgent unmet medical needs. We remain deeply committed to advancing this innovative therapy and unlocking its full potential for millions of patients worldwide.”

Webinar Details

  Date:March 5, 2025
  Time:11:00 a.m. ET

  To register for the free webinar, please visit: https://redchip.zoom.us/webinar/register/WN_ZHfRf-8_R3etRq2e5iIPUg

  A live Q&A session will follow the presentation. Questions can be pre-submitted to ENLV@redchip.com or online during the live event.

  ABOUT ENLIVEX

  Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life debilitating conditions. For more information, visit http://www.enlivex.com.

  Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRA TM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRA TM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

  Contact:
  Dave Gentry, CEO
  RedChip Companies, Inc.
  1-407-644-4256
  ENLV@redchip.com